SEC SECI
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FEB 23 2022
Washington DC
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22006618

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brown + Brown Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6440 North Central Expressway #104
(No. and Street)

Dallas (City) TX (State) 75206 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexis Brown (Name) 214.696.1768 (Area Code – Telephone Number) cbrown@bbfsi.net (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mesch, PLLC
(Name – if individual, state last, first, and middle name)

600 Texas Street, Floor 1 (Address) Fort Worth (City), TX (State) 76102 (Zip Code)

11/3/15 (Date of Registration with PCAOB)(if applicable) 6192 (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Colon Brown, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brown + Brown Securities, Inc., as of Feb 22, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAURIE ANN BUBEL
My Notary ID # 7482681
Expires January 6, 2025

Signature: Colon Brown

Title: PRESIDENT

Laurie Ann Bubel
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MESCH.

# BROWN AND BROWN SECURITIES, INC.

## FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, & INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2021

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

## TABLE OF CONTENTS

MESCH.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Brown and Brown Securities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Brown and Brown Securities, Inc. as of December 31, 2021, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brown and Brown Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis of Opinion**

These financial statements are the responsibility of Brown and Brown Securities, Inc.'s management. Our responsibility is to express an opinion on Brown and Brown Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brown and Brown Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information contained in Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Brown and Brown Securities, Inc.'s financial statements. The supplemental information is the responsibility of Brown and Brown Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Brown and Brown Securities, Inc.'s auditor since 2016.

Fort Worth, Texas
February 8, 2022

**Brown and Brown Securities, Inc.**
**Statement of Financial Condition**
**December 31, 2021**

## ASSETS

| | | | | |
|---|---|---|---|---|
| **Current Assets** | | | | |
| Cash and cash equivalents | $ | 87,370 | | |
| Cash with clearing organization, restricted | | 25,141 | | |
| Commissions receivable, net | | 38,125 | | |
| Investments | | 293,003 | | |
| **Total Current Assets** | | | **$** | **443,639** |
| **Total Assets** | | | **$** | **443,639** |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | | | |
|---|---|---|---|---|
| **Current Liabilities** | | | | |
| Accounts payable - related party | $ | 38,400 | | |
| **Total Current Liabilities** | | | **$** | **38,400** |
| **Total Long-Term Liabilities** | | | | **0** |
| **Total Liabilities** | | | | **38,400** |
| **Shareholders' Equity** | | | | |
| Common stock, 1,000,000 shares authorized, $.01 par value, 26,000 shared issued and outstanding | | 260 | | |
| Additional paid-in capital | | 25,740 | | |
| Retained earnings | | 379,239 | | |
| **Total Shareholders' Equity** | | | | **405,239** |
| **Total Liabilities and Shareholders' Equity** | | | **$** | **443,639** |

The accompanying notes are an integral part of these financial statements.

**Brown and Brown Securities, Inc.**
**Statement of Operations**
**For The Year Ended December 31, 2021**

| | | |
|---|---|---|
| **Revenue** | | |
| Commission income | $ 465,899 | |
| Interest and dividend income | 2,745 | |
| Gain on investments | 746 | |
| **Total Revenue** | | **$ 469,390** |
| **Expenses** | | |
| Administrative | 393,800 | |
| Licenses and permits | 12,291 | |
| Professional fees | 8,650 | |
| Commissions - clearing expense | 7,198 | |
| Bonding expense | 1,502 | |
| Regulatory fees | 824 | |
| **Total Expenses** | | **424,265** |
| **Income Before Income Taxes** | | **45,125** |
| Provision income taxes | | 0 |
| **Net Income** | | **$ 45,125** |

The accompanying notes are an integral part of these financial statements.

**Brown and Brown Securities, Inc.**
**Statement of Changes in Shareholders' Equity**
**For The Year Ended December 31, 2021**

| | | | | |
|---|---|---|---|---|
| **Common Stock** | | | | |
| Beginning and end of year | | | **$** | **260** |
| **Additional Paid-in Capital** | | | | |
| Beginning and end of year | | | | **25,740** |
| **Retained Earnings** | | | | |
| Beginning of year | $ | 379,114 | | |
| Distributions | | (45,000) | | |
| Net income for the year ended December 31, 2021 | | 45,125 | | |
| End of Year | | | | **379,239** |
| **Total Shareholders' Equity** | | | **$** | **405,239** |

The accompanying notes are an integral part of these financial statements.

**Brown and Brown Securities, Inc.**
**Statement of Cash Flows**
**For The Year Ended December 31, 2021**

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net income | | $ 45,125 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Gain) on investments | (746) | |
| (Increase) Decrease in: | | |
| Commissions receivable | (2,911) | |
| Increase (Decrease) in: | | |
| Accounts payable - related party | 7,200 | |
| Total adjustments | | 3,543 |
| Net cash provided by operating activities | | 48,668 |
| **Cash Flows from Financing Activities** | | |
| Distributions | (45,000) | |
| **Net cash (used) from financing activities** | | (45,000) |
| **Net Increase in cash, cash equivalents, and restricted cash** | | 3,668 |
| Cash, cash equivalents, and restricted cash at beginning of year | | 108,843 |
| **Cash, cash equivalents, and restricted cash at end of year** | | $ 112,511 |

**Supplemental Disclosures of Cash Flow Information:**

| | |
|---|---|
| **Cash Paid During the Year for** | |
| Interest | $ 0 |
| Taxes | 0 |
| **Total** | $ 0 |

The accompanying notes are an integral part of these financial statements.

**Brown and Brown Securities, Inc.**
**Notes to Financial Statements**
**For the Year Ended December 31, 2021**

## Note 1: Description of Business

Incorporated on June 15, 1984, Brown and Brown Securities, Inc. (the "Company") is a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Paragraph (k)(2)(ii) allows the Company to clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

## Note 2: Summary of Significant Accounting Policies

### Basis of accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA.

### COVID-19 pandemic

The COVID-19 pandemic has created significant public health concerns as well as economic disruption, uncertainty, and volatility which may negatively affect the Company's business operations. As a result, as the pandemic persists and/or if it worsens, management's accounting estimates and assumptions could be impacted in subsequent periods, and it is reasonably possible such changes could be significant (although the potential effects cannot be estimated at this time).

### Use of estimates

The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and cash equivalents

Cash and cash equivalents include investments with maturities at the time of acquisition of three months or less. The Company has not designated any other assets as cash equivalents in determining the net change in cash in the statements of cash flows.

### Restricted cash

As of December 31, 2021, cash of $25,141 was pledged as collateral to secure deposit requirements at the Company's clearing broker/dealer.

## Note 2: Summary of Significant Accounting Policies (Continued)

Investments

Investments are recorded at fair value. The increase or decrease in fair value is credited or charged to operations. Realized and unrealized gain on investments of $746 are reflected in the accompanying Statement of Operations.

Credit risk

The Company maintains deposits at a financial institution which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

## Note 3: Revenue from Contracts with Customers

Significant judgments

Revenue from contracts with customers consists entirely of commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells mutual funds on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer

## Note 4: Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable input (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows.

**Note 4: Fair Value Measurement (Continued)**

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1.

Level 3 Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodology used for the assets measured at fair value as of December 31, 2021:

Bond mutual fund – Valued at the closing price reported on the active market on the last trade of each day.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's investments by ASC 820-10 pricing levels at December 31, 2021:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Mutual fund | $ **293,003** | $ **0** | $ **0** | $ **293,003** |
| Total investments at fair value | | | | $ **293,003** |

**Brown and Brown Securities, Inc.**
**Notes to Financial Statements**
**For the Year Ended December 31, 2021**

## Note 5: Related Party Transactions

For the year ended December 31, 2021, the Company had a payable in the amount of $38,400 due to a related entity.

The Company shares office space and other operating expenses with a related entity owned and operated by the shareholders of the Company. The Company pays ninety percent of its gross profit to the related entity for its share of the associated expenses. However, the reimbursements are limited if they would cause the Company to have insufficient resources to satisfy its obligations or not be in compliance with net capital requirements. Total amount paid during the year ended December 31, 2021 was $393,800.

## Note 6: Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities Exchange Commission, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $50,000 or 1/15 of aggregate indebtedness. As of December 31, 2021, the Company had net capital, as defined, of $387,659 which exceeded the required minimum net capital by $337,659. Aggregate indebtedness at December 31, 2021 totaled $38,400 and the ratio of aggregate indebtedness to net capital was .0991.

## Note 7: Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Service Code to be an S Corporation. In lieu of a provision for income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the company's taxable income.

The Company is subject to the Texas franchise tax; however, total revenue for the year ended December 31, 2021 was less than the taxable threshold. Therefore, total franchise tax due for the year ended December 31, 2021 was $0.

The Company has adopted the provisions of ASC Topic 740 (Income Taxes) relating to unrecognized tax benefits on January 1, 2009. This standard requires an entity to recognize a liability for tax positions when there is a 50% or greater likelihood that the position will not be sustained upon examination. The Company is liable for taxes if its initial election as an S Corporation was invalid or if it ceases to meet the requirements of an S Corporation. The Company believes that its initial election was valid and that it continues to meet the requirements of an S Corporation, and that it is more likely than not that this position would be sustained upon examination. As such, there were no liabilities recorded for uncertain tax positions as of December 31, 2021.

The Company is no longer subject to U.S. Federal income tax examinations by tax authorities for years before 2018 or subject to Texas franchise tax examinations for years before 2015.

**Brown and Brown Securities, Inc.**
**Notes to Financial Statements**
**For the Year Ended December 31, 2021**

**Note 8: Subordinated Liabilities**

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2021.

**Note 9: Subsequent Events**

Management has evaluated subsequent events through February 8, 2022, the date the financial statements were available to be issued. There were no events noted that came to the attention of management that would require adjustments to or disclosure in the financial statements.

**Brown and Brown Securities, Inc.**
**Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission**
**As of December 31, 2021**

**Computation of Net Capital:**

| | | | |
|---|---|---|---|
| Total shareholders' equity | $ 405,239 | | |
| Add: subordinated liabilities | 0 | | |
| Total capital and allowable subordinated liabilities | | $ | 405,239 |
| Deductions and/or charges: | | | |
| Non-allowable assets | | | 0 |
| Net capital before haircuts on securities positions | | | 405,239 |
| Haircut on bond mutual fund | | | (17,580) |
| **Net Capital** | | $ | 387,659 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---|
| Minimum net capital required - 6.67% of aggregate indebtedness | $ | 2,561 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 50,000 |
| Excess net capital | $ | 337,659 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement | $ | 327,659 |

See independent auditor's report on supplemental schedule.

**Brown and Brown Securities, Inc.**
**Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Continued)**
**As of December 31, 2021**

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---|
| Total liabilities | $ | 38,400 |
| Less: exclusions | | 0 |
| Aggregated Indebtedness | $ | 38,400 |
| Percentage of aggregate indebtedness to net capital | | 9.91% |

**Reconciliation with Company's Allowable Net Capital**

| | | |
|---|---|---|
| Net allowable capital, as reported in Company's unaudited Focus Report | $ | 387,659 |
| Audit adjustments | | 0 |
| **Adjusted net allowable capital, per audited financial statements** | $ | 387,659 |

There is no material difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2021.

See independent auditor's report on supplemental schedule.

**Brown and Brown Securities, Inc.**
**Schedules II and III**
**December 31, 2021**

## Schedule II – Determination of Reserve Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

## Schedule III – Information Relating to The Possession or Control Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

MESCH.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Brown and Brown Securities, Inc.

We have reviewed management's statements, included in the accompanying Brown and Brown Securities, Inc.'s Exemption Report, in which (1) Brown and Brown Securities, Inc. (the "Company") stated that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brown and Brown Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Mesch, PLLC

Fort Worth, Texas
February 8, 2022

# BROWN & BROWN

SECURITIES, INC.

Member FINRA/SIPC

**Brown and Brown Securities, Inc.'s Exemption Report**

**Brown and Brown Securities, Inc.** (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Brown and Brown Securities, Inc.

I, Colon Brown, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Colon Brown

Colon, Brown, President

February 8, 2022

4925 Greenville Avenue, Suite 990 Dallas, Texas 75206 214/696-1768 FAX 214/696-18__ E-Mail: cbrown@bbfsi.net